

December 18, 2014

Li-Hsing Chen
President and Chairman of the Board
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Tauyuan County 325
Taiwan (R.O.C.)

     Re: **San Lotus Holding Inc.**
             Form 10-K for the period ended December 31, 2014
             Filed April 7, 2014
             File No. 333-176694

Dear Mr. Chen:

We have reviewed your response letter dated December 3, 2014 and have the following comment.

Please respond to this letter within 10 business days by amending your filing and providing any information requested below. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the period ended December 31, 2013

Financial Statements

1. We note your response to prior comment 4. Please note that assets that are transferred where the seller in substance controls the asset directly after the transfer should be recorded at their carried over historical values, which is the seller's carrying values, pursuant to guidance within SAB Topic 5G and ASC 805-30-5, which applies to your situation by analogy. We remain unclear why your accounting is appropriate under GAAP in light of the relevant authoritative accounting literature. Please tell us how you considered this literature in your accounting and restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014, as appropriate, to properly reflect the value of each land purchase at its historical carrying value (the historical cost of the seller). Prior to restating, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief